March 8, 2019

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention:	Paul Fischer
Celeste Murphy

Re:

Ideanomics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Amended December 14, 2018

Form 10-Q for the Quarter Ended September 30, 2018

Filed November 14, 2018

Response Dated December 14, 2018

File No. 001-35561

Dear Mr. Fischer and Ms. Murphy:

On behalf of Ideanomics, Inc., a Nevada corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on February 25, 2019 (the “Comment Letter”) with respect to the Company’s above referenced Form 10-Q (the “10-Q”).

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Form 10-Q for the Quarter Ended September 30, 2018

1. Organization and Principal Activities, page 10

1.	Please disclose your significant judgments and analysis in evaluating whether you control the consumer electronics and crude oil inventories provided by your suppliers prior to their transfer to the customers. Refer to paragraphs 25, 37A and 38 of ASC 606- 10-55. In this regard, the indicators in ASC 606-10-55-39 may be more or less relevant to the assessment of control. In particular, we note your lack of latitude in pricing crude oil, considering that crude oil pricing is established through market indices and benchmarks.

U.S. Securities and Exchange Commission

Division of Corporate Finance

March 8, 2019

Page Two

Response:

In response to the Staff’s comment, the Company carefully evaluated our revenue contracts based on ASC 606 and acknowledged the most significant judgments required is determining whether we are the principal or agent for the sales of crude oil and consumer electronics. We only have one performance obligation in the contracts and no or limited variable consideration in the revenue contracts for crude oil and consumer electronics. The Company recognizes revenue when the customer obtains control of crude oil and consumer electronics in the amount indicated in the invoice based on the contract/sales order. In addition, our conclusion is to report revenue on a gross basis which is the same conclusion under ASC 605 since there is no change to the facts and key indicators. We determined that there is no adoption impact to our revenue transactions (as indicated in our Note 1 of Form 10-Q, the Company adopted ASC 606 in the first quarter of 2018). We did not disclose our analysis in our Form 10-Q because we had already disclosed our analysis in our Form 10K/A (Note 2 (l) Revenue Recognition-Wecast Services). For your convenience, please also see below:

“The Company recognizes revenue on a gross basis based on the indicator points in ASC 605-45-45-2. The Company enters into the contracts with the supplier and customer independently. Purchase orders are confirmed after careful selection of suppliers and negotiation on price. The Company purchases crude oil and consumer electronics from suppliers in accordance with sales orders from customers. The Company is responsible for fulfilling the promise to provide the specified good or service in the contract, including sourcing the right oil products desired by the customers, issuing the bill of lading to customers and nominating the vessels that comply with the applicable laws and standards; however customers may still submit claims against the Company in connection with the quality and quantity of any products delivered. Revenue recognition criteria are met when the products are delivered, as at that time the title and risk of loss have been transferred. For sale of crude oil, the Company considers delivery to have occurred once it is shipped; for sale of the consumer electronics, the Company considers delivery to have occurred once it arrives at the designated locations in Hong Kong. The crude oil and electronics sales arrangement do not include provisions for cancellation, variable consideration, returns, inventory swaps or refunds. In accordance with ASC 605-45, Revenue Recognition – Principal Agent Consideration, the Company accounts for revenue from sales of goods on a gross basis. The Company is the primary obligor in the arrangements, as the Company has the ability to establish prices, and has discretion in selecting the independent suppliers and the other third-party that will perform the delivery service, the Company is responsible for the defective products and company bears credit risk with customer payments. Accordingly, all such revenue billed to customers is classified as revenue and all corresponding payments to suppliers are classified as cost of revenues.”

Please see below for our reassessment of the indicators in ASC 606-10-55-39 to determine if the Company has control over the specified good or service before it is transferred to the customer (and therefore is a principal). We will also include the following analysis in our Form 10-K for year ended December 31, 2018.

U.S. Securities and Exchange Commission

Division of Corporate Finance

March 8, 2019

Page Three

ASC 606-10-55-39

Indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal [see paragraph 606-10-55-37) include, but are not limited to, the following:

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

Analysis: We are primarily responsible for fulfilling the promise to provide the goods to the customer. The Company enters into contracts with customers with specific quality requirements and the suppliers separately. The Company is obliged to provide the goods if the supplier fails to transfer the goods to the customer and responsible for the acceptability of the goods.

b.	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

Analysis: The Company has certain inventory risk.

Consumer electronics:

As normal trading term for consumer electronics: once the product has been shipped to the designated place in Hong Kong, the inventory risk has been transferred to the Company. Before the product being transferred to the buyer’s designated place, such inventory risk would reside in the Company.

Crude oil:

Although the Company has the title to the good only momentarily before passing title on to the customer, the Company is responsible to arrange and issue bill of lading to the customer so that the customer can have the right to obtain the required oil product. In addition, the customer can seek remedies and submit the clam against the Company regarding the quality or quantity of the products delivered.

U.S. Securities and Exchange Commission

Division of Corporate Finance

March 8, 2019

Page Four

c.	The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

Analysis: The Company has discretion in establishing prices. Upon delivery of the crude oil and consumer electronics to the customer, the terms of the contract between the Company and the supplier require the Company to pay the supplier the agreed-upon price. The Company and the customer negotiate the selling price, and the Company invoices the customer for the agreed-upon selling price. The Company’s profit is based on the difference between the sales price negotiated with the customer and the price charged by the supplier. The sales price for crude oil is based on the daily benchmark price of spot product plus any premium determined by the Company.

In conclusion and based on the above analysis, our revenue from crude oil and consumer electronics should be reported on a gross basis and therefore, the Company believes the current practice to recognize the gross revenue is appropriate.

20. Subsequent Events, page 32

2.	As disclosed in your previous Form 10-Q, effective July 11, 2018, you entered into a Purchase and Sale Agreement with the State of Connecticut, to purchase the University of Connecticut Greater Hartford Campus for $5.2 million. Please tell us how the transaction was reported in your financial statements for the quarter ended September 30, 2018.

Response:

In response to the Staff’s comment, the agreement was entered into on July 11, 2018 and the transaction was subsequently closed in October 2018. The purchase price was not paid until 2018. In July 2018 we paid only a deposit in the amount of $520,000. Such deposit was included in our prepaid expenses under current assets in our consolidated financial statements for the quarter ended September 30, 2018.

U.S. Securities and Exchange Commission

Division of Corporate Finance

March 8, 2019

Page Five

Comparison of Three Months Ended September 30, 2018 and 2017, page 38

3.          We note your disclosure that "all revenues for the three months ended September 30, 2018 were generated by consumer electronics trading business in (y) our Wecast segment." However, we also note that your third quarter revenues were only $43.7 million, compared to $132 million during the immediately preceding quarter when you had attributed your revenue growth "mainly due to (y)our expanding business of crude oil trading initiated in October 2017." Please disclose the causes for the material business contraction during the third quarter as compared to the second quarter of 2018 and relative to your year-to-date revenues.

Response: In response to the Staff’s comment, in Overview section in our Form 10Q for the period ended September 30, 2018, the Company indicated our business strategy and the primary goal for entering crude oil and consumer electronic was to learn about the needs of buyers and sellers in industries that rely heavily on the shipment of goods. Our core business strategy is to promote the use, development and advancement of blockchain- and AI-based technologies, and our positioning in the fintech industry overall, by bringing technology leaders together with industry leaders and creating synergies between the businesses in our expanding fintech ecosystem and the businesses in our network of industry verticals, which we refer to as our “Industry Ventures.”

Our activities in the crude oil trading and consumer electronic business have been successful in various aspects. We generated revenue of $362.1 million for the first 3 quarters and have gained experience in the traditional logistics management and financing business, such that we have identified initial use cases for the applications of the technologies in our FinTech ecosystem. While we have gained this experience, the Company does not intend to be a logistics management company. Therefore, we decided to gradually start contracting our crude oil trading business and consumer electronics business starting in Q3 2018 so that we can work towards enabling the application of our FinTech ecosystem towards use cases that we have identified. Therefore, revenue decreased by $88.3 million from $133.0 million (for the second quarter of year 2018) to $ 43.7 million (for the third quarter of year 2018).

In parallel, and for strategic reasons, during the course of the 4th quarter we also chose to focus our resources and efforts on other non-crude oil trading and non-logistics management revenue generating opportunities that we have identified in the market. These other market opportunities also involve the use of our technologies across our finTech ecosystem and their application across Industry Ventures. We intend to continue to capitalize on our efforts and learnings from the crude oil trading business and overall logistics management business, but it is not intended to be our core business for the reasons previously described.

We believe that our disclosure describing our core business strategy and the changes in revenue in our Form 10-Q is sufficient. We will disclose the causes and trends mentioned above in Form 10K for year ended December 31, 2018.

U.S. Securities and Exchange Commission

Division of Corporate Finance

March 8, 2019

Page Six

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 503-9812.

Sincerely,

/s/ William N. Haddad
William N. Haddad